

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 21, 2017

Oleg Jitov
President
Alfacourse Inc.
22 The Cedars Cruagh Wood
Stepaside, Dublin 18, Ireland

> **Re: Alfacourse Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 7, 2017**
> **File No. 333-216086**

Dear Mr. Jitov:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2017 letter.

General

1. We note that your Form S-1 shows all deleted text as strikethroughs. For example, please refer to the Plan of Operations section on page F-28. Please revise the prospectus to remove such strikethroughs as that may lead to investor confusion.

Cover Page of Prospectus, page F-3

2. We note your response to our prior comment 4 and reissue. Please revise the offering price of your shares of common stock on the prospectus cover page to include the price to the public, any underwriter's discounts and commissions, and the net proceeds you will

receive. This information should be presented on both a per share basis and for the total amount of the offering. We note that you may present this information in a table, term sheet format, or other clear presentation. Refer to Item 501(b)(3) of Regulation S-K.

<u>Plan of Operations, page 25</u>

3. We note your response to our prior comment 14 and reissue in part. Please provide a discussion that clarifies the main differences in your plan of operations based on the various funding levels highlighted and detail how the different funding levels will affect your business and current operations.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3680 with any other questions.

Sincerely,

/s/ Donald E. Field

Donald E. Field
Attorney-Advisor
Office of Transportation and Leisure

cc: John E. Lux, Esq.